June 28, 2013

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street Northeast
Washington, DC 20549-2000

RE: **Vanport Acquisition V, Corporation**
File No. 000-54791

We have read Item 4.01 of Form 8-K dated August 3, 2012 of Vanport Acquisition V, Corporation and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Item 4.01.

Sincerely,

WilsonMorgan LLP

WilsonMorgan LLP
Certified Public Accountants